

July 17, 2009

<u>**Via U.S. Mail and Fax (212-400-6901)**</u>
Mr. James D. Davidson
Chief Executive Officer
California Gold Corp. (formerly US Uranium Inc.)
6830 Elm Street
McLean, VA 22101

> **Re:** **California Gold Corp. (formerly US Uranium Inc.)**
> **Form 10-KSB for Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 15, 2008**
> **Form 10-K/A for Fiscal Year Ended January 31, 2008**
> **Filed March 20, 2009**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2009**
> **Filed June 23, 2009**
> **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 9A.[T] Controls and Procedures, page 10

1.   We note your certifying officer has concluded your disclosure controls and
        procedures were effective as of January 31, 2009 and your internal control over
        financial reporting were not operating effectively due to two deficiencies
        identified by the management. These deficiencies aggregately may be viewed as
        a material weakness. Please clarify how these deficiencies identified affect the
        effectiveness of your disclosure controls and procedures as of January 31, 2009.

2.   We note your filed an amendment to your Form 10-KSB for the year ended
        January 31, 2008 to restate your financial statements for the same period. Please
        tell us whether your certifying officer has considered the effect on the adequacy
        of your disclosure controls and procedures and internal controls over financial
        reporting as of January 31, 2008 and the end of subsequent periods in light of the
        material error you have disclosed.

Item 15. Financial Statements, page F-1

3.   Please revise your filing to include the restated financial statements for the fiscal
        year ended January 31, 2008 and related footnote disclosures as provided in your
        Form 10K/A filed on March 20, 2009.

Note 2 – Summary of Significant Accounting Policies
g. Income Taxes, page F-9

4.   Please revise your tabular disclosure for the net deferred tax assets to include
        information as of January 31, 2009.

Note 5 – Significant Events, page F-14

5.   Please remove the disclosure related to the shares issued to Mr. Davidson
        pursuant to a Restricted Stock Purchase Agreement as proposed in your response
        letter dated March 19, 2009.

Response Letter Dated May 28, 2009

6.   Please revise your response letter to provide the TANDY representations as
        requested in the closing comments in our comment letter dated January 28, 2009.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Paul Levites